Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

New Use Energy Solutions, Inc.
941 S. Park Lane
Tempe, AZ 85281
http://www.newuseenergy.com/

Up to $106,998.05 in Series Seed-3 Preferred Stock at $1.55
Minimum Target Amount: $9,999.05

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: New Use Energy Solutions, Inc.
Address: 941 S. Park Lane, Tempe, AZ 85281
State of Incorporation: DE
Date Incorporated: November 08, 2019

Terms:

Equity

Offering Minimum: $9,999.05 | 6,451 shares of Series Seed-3 Preferred Stock
Offering Maximum: $106,998.05 | 69,031 shares of Series Seed-3 Preferred Stock
Type of Security Offered: Series Seed-3 Preferred Stock
Purchase Price of Security Offered: $1.55
Minimum Investment Amount (per investor): $249.55

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

<u>**Investment Incentives and Bonuses**</u>

Early Bird

Friends and Family - First 2 days | 15% bonus shares

Super Early Bird - First 3 days | 10% bonus

Early Bird Bonus - First 10 days | 5% bonus shares

Volume

<u>Tier 1 - $250+</u>

Owners Discount Club: Eligible for 10% off MSRP (maximum discount $500) for any New Use Energy Solutions product.

<u>Tier 2 - $500+</u>

Free New Use Energy Solutions organic cotton t-shirt: NUE Clean Affordable Energy Anytime

<u>Tier 3 - $1,000+ | 2% bonus shares</u>

New Use Energy Solutions makes a $50 donation to Footprint Project; plus,

Free 30 minute Zoom call with a New Use Energy Solutions solar expert to discuss your power preparedness.

<u>Tier 4 - $5,000+ | 5% bonus shares</u>

New Use Energy Solutions makes a $300 donation to Footprint Project; plus,

Free 30 minute Zoom call with a New Use Energy Solutions solar expert to discuss your power preparedness.

Tier 5 - $10,000+ | 10% bonus shares

Gift or donation of PowerPac 830w; plus,

Your choice of a 30-minute Zoom call with a New Use Energy Solutions solar expert to discuss your power preparedness or 30-minute Zoom meeting with New Use Energy Solutions's CEO.

Tier 6 - $25,000+ | 15% bonus shares

Gift or donation of PowerPac 2200 with Quad Fold Panels or a $3,000 donation to Footprint Project; plus,

A 30-minute Zoom call with an expert to discuss your power preparedness; plus,

A 30-minute Zoom call with our CEO.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

New Use Energy Solutions, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series Seed-3 Preferred Stock at $1.55 / share, you will receive 110 shares of Series Seed-3 Preferred Stock, meaning you'll own 110 shares for $155. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign

page.

The Company and its Business

Company Overview

New Use Energy Solutions, Inc. ("New Use Energy Solutions" or the "Company") is a C-Corporation organized under the laws of the state of Delaware that is headquartered in Arizona. Effective January 1, 2021, New Use Energy Solutions merged with Footprint GBC, a Minnesota General Benefit Corporation organized on May 8, 2017. New Use Energy Solutions is the surviving entity.

New Use Energy Solutions engineers and assembles affordable solar+battery systems which replace traditional fossil fuel alternatives such as portable generators. New Use Energy Solutions's business model has two key aspects: 1) Integrated energy systems, such as its SunKit™ and SunBase product lines, and 2) Lithium (LiFePO4) based battery packs, other energy system components, and accessories.

New Use Energy Solutions emphasizes mobility as well as field serviceability to maximize the usable life of our products. Advantages of New Use Energy Solutions's products include SPEED of deployment, SIMPLICITY of the technology, and SUSTAINABILITY of the solution.

New Use Energy Solutions's customers include remote communities unserved or underserved by utilities, communities impacted by natural disasters, and businesses or individuals seeking a clean, quiet and secure source of remote or emergency power. New Use Energy Solutions has a strategic relationship with FootprintProject.org whose mission is to help communities affected by disasters build back greener by powering relief and recovery operations using solar energy.

Competitors and Industry

New Use Energy Solutions's competitors include providers of portable battery-based, solar chargeable products such as Goal Zero, Kilovault, and Renogy as well as traditional portable gasoline or diesel-powered generators sold by numerous companies including Honda and Generac.

While many of the Company's competitors in the renewables space tend to focus on the consumer and residential market, New Use Energy Solutions is primarily focused on commercial and other professional users of generators with more robust and quick-to-deploy requirements. New Use Energy Solutions's roots are in disaster relief operations, and the Company's products such as its SunKit were created because the Company believes that products available from other companies are not robust or well-suited for use in the environments that New Use Energy Solutions's customers operate in.

New Use Energy Solutions evaluates its competitors under two general categories:

1) Traditional providers of portable, fossil-fuel-powered generators which New Use

Energy Solutions is seeking to displace with its products, and

2) Providers of portable/mobile solar+battery systems, regardless of their current target markets (consumer and/or commercial users).

Compared to most traditional providers of portable, fossil-fuel-powered generators, New Use Energy Solutions’s products are differentiated primarily by the use of an integrated lithium battery and inverter/controller that can be "fueled" by direct current from solar panels, or as a backup, from other sources. New Use Energy Solutions's solar generators do not require gasoline or diesel fuel to operate, which can be a limiting factor in providing power in remote locations. In addition, New Use Energy Solutions's solar generators are safer and quieter to operate than most fossil fuel generators.

One of the main challenges New Use Energy Solutions faces is building awareness of the cleaner, quieter alternative its products represent with customers who have, for many years, purchased gas-powered generators in a now well-established market. The Company intends to utilize a portion of the funds raised in this Offering to increase its marketing and sales resources to address this gap.

In the second category, New Use Energy Solutions's competitors include providers of portable battery-based, solar chargeable products such as Goal Zero, Kilovault, and Renogy (among others) in the ultra-portable segment and companies such as MobileSolar and Sesame Solar in the larger trailer segment.

New Use Energy Solutions has differentiated itself from competitors in this category in several ways:

A) A focus on B2B customers rather than consumers with a “professional grade” product that is more focused on simplicity, functionality, and robustness, rather than emphasizing aesthetics and purchase price through the use of lower-cost but less-capable components that often deliver fewer power cycles and are not field-serviceable.

B) A comprehensive product line that spans the small ultra-portable segment (PowerPacs) to a rapidly deployable, modular long-term solution (SunKits) to mobile, larger-scale trailers and SunCanopies.

C) A branding strategy that links New Use Energy Solutions and its products to their origins in disaster relief operations. New Use Energy Solutions's products such as its SunKit were created because our team felt that products currently on the market were not robust or flexible enough to meet their needs (i.e. "we built a better mousetrap based on our hands-on experience").

Current Stage and Roadmap

New Use Energy Solutions has a product suite ranging from portable handheld devices such as its PowerPac to larger mobile solar generators like the SunKit through to its SunBase solar trailers and SunCanopy solar tents.

The Company seeks to raise capital to expand its operations and develop new products to position itself as the leader in the mobile & rapidly deployable solar system segment.

In 2021, New Use Energy Solutions's estimated sales were $600k with a backlog of $600k expected to be fulfilled in the first quarter of 2022. The Company continues to refine and expand its product line and has begun to sell its mobile power solutions into the Telecom industry.

**The revenue numbers mentioned in this section are based on unaudited financial data that has yet to be reviewed by our CPA.*

The Team

Officers and Directors

Name: Paul Shmotolokha

Paul Shmotolokha's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  Dates of Service: January 01, 2020 - Present
  Responsibilities: Senior executive officer responsible for strategy and execution of the company's business plans. Compensation is $5,000 per month plus options to purchase 10,000 shares of Common Stock at fair value of $0.50 per share.

- **Position:** Chairman of the Board of Directors
  Dates of Service: January 01, 2021 - Present
  Responsibilities: Oversight of the company. Approve strategic direction. Select and evaluate executive management and set their compensation programs. Protect the best interests of the company and its shareholders.

Other business experience in the past three years:

- **Employer:** Alpha Technologies Inc.
  Title: Sr. VP, International Operations and Government Relations
  Dates of Service: September 01, 2003 - July 01, 2019
  Responsibilities: Executive oversight of operations and regulatory matters in eastern Europe and other global markets.

Other business experience in the past three years:

- **Employer:** U.S. Chamber of Commerce, Small Business Council
  Title: Council Member

Dates of Service: January 15, 2020 - Present
Responsibilities: Represent the interests of members in setting the Chamber's policy objectives.

Other business experience in the past three years:

- **Employer:** Simma International, LLC
  Title: Governor
  Dates of Service: May 11, 2005 - Present
  Responsibilities: Senior executive determining strategy, overseeing operations, and conducting business.

Other business experience in the past three years:

- **Employer:** US-Philippines Society
  Title: Member, Board of Directors
  Dates of Service: January 15, 2018 - Present
  Responsibilities: Represent members in setting Society policy and program objectives.

Name: Lee Feliciano

Lee Feliciano's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operating Officer
  Dates of Service: January 01, 2021 - Present
  Responsibilities: Executive leadership of business development and operations. Mr. Feliciano's compensation is $5,000 per month in cash and options to purchase 10,000 shares of Common Stock at fair value of $0.50 per share.

- **Position:** Member, Board of Directors
  Dates of Service: January 01, 2021 - Present
  Responsibilities: Represents interests of shareholders through oversight of executive leadership and company operations. Mr. Feliciano does not receive compensation for his board service as he is a full-time employee of New Use.

Other business experience in the past three years:

- **Employer:** Footprint GBC
  Title: General Manager
  Dates of Service: June 01, 2019 - December 31, 2020
  Responsibilities: Executive leadership of operations and business development

Other business experience in the past three years:

- **Employer:** C2 Energy Capital
  Title: Director
  Dates of Service: October 18, 2017 - May 30, 2019
  Responsibilities: Oversight of capital finance facilities for large solar projects.

Other business experience in the past three years:

- **Employer:** SolarCapital LLC
  Title: Principal
  Dates of Service: January 15, 2011 - Present
  Responsibilities: Provide consulting services to clients and manage LLC.

Name: Douglas Klein

Douglas Klein's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer
  Dates of Service: November 01, 2021 - Present
  Responsibilities: Executive leadership of Accounting, Administration, Finance, Human Resources, Information Technology, and Legal functions. Mr. Klein receives monthly compensation of $5,000 plus 10,000 options to purchase shares of Common Stock at fair value, or $0.50 per share. Mr. Klein received an initial grant of options to purchase 800,000 shares of Common Stock at fair value of $0.50 per share subject to time or performance vesting requirements.

Other business experience in the past three years:

- **Employer:** Bravas, LLC
  Title: Chief Financial Officer
  Dates of Service: June 17, 2019 - October 19, 2021
  Responsibilities: Executive leadership of all financial, legal, and information technology functions.

Other business experience in the past three years:

- **Employer:** SV3, LLC
  Title: Chief Financial Officer
  Dates of Service: November 01, 2018 - May 14, 2019
  Responsibilities: Executive leadership of Accounting, Administration, Finance, Human Resources, Information Technology, and Legal functions.

Other business experience in the past three years:

- **Employer:** At-Ease Home Services, Inc.
  Title: CFO, Board of Directors
  Dates of Service: August 01, 2016 - Present
  Responsibilities: Oversight and leadership of financial, administrative, and other matters for the company.

Other business experience in the past three years:

- **Employer:** Klein Finance and Advisory Services
  Title: Principal
  Dates of Service: December 01, 2015 - Present
  Responsibilities: Provide consulting services to clients

Name: Roger Heegaard

Roger Heegaard's current primary role is with Enova Illumination, Inc.. Roger Heegaard currently services 0 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Member, board of directors
  Dates of Service: January 01, 2021 - Present
  Responsibilities: Oversight of the company. Approve strategic direction. Select and evaluate executive management and set their compensation programs. Protect the best interests of the company and its shareholders. Mr. Hegaard received options to purchase 50,000 shares of Common Stock at fair value of $0.50 per share.

Other business experience in the past three years:

- **Employer:** Enova Illumination, Inc.
  Title: President and Chief Executive Officer
  Dates of Service: January 01, 2006 - Present
  Responsibilities: Senior executive leader for all company operations.

Name: Nicholas Rogerson

Nicholas Rogerson's current primary role is with Root Capital. Nicholas Rogerson currently services 0 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Member, Board of Directors
  Dates of Service: January 01, 2021 - Present

Responsibilities: Oversight of the company. Approve strategic direction. Select and evaluate executive management and set their compensation programs. Protect the best interests of the company and its shareholders. Mr. Rogerson received options to purchase 24,000 shares of Common Stock at fair value of $0.50 per share.

Other business experience in the past three years:

- **Employer:** New Use Energy Solutions, Inc.
  Title: EVP of Operations
  Dates of Service: October 01, 2019 - June 30, 2021
  Responsibilities: Leadership of operations functions.

Other business experience in the past three years:

- **Employer:** Root Capital
  Title: Director, Chief Operating Officer
  Dates of Service: June 01, 2021 - Present
  Responsibilities: Leadership of operations functions.

Other business experience in the past three years:

- **Employer:** LICO Global
  Title: Managing Partner
  Dates of Service: September 01, 2018 - June 30, 2021
  Responsibilities: Consulting

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series

Seed-3 Preferred Shares (the "Shares") should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. Each of these risk factors could materially affect our business, operating results, or financial condition, as well as adversely affect the value of an investment in the Shares. We are subject to all of the same risks faced by other companies in our industry and to which all such companies in the economy are exposed. These include risks related to economic downturns, political events, natural or man-made disasters, and technological developments and obsolescence. Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest. The following is a summary of the risk factors that we currently believe make this offering speculative or substantially risky. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that we will meet our projections. There can be no assurance that we will be able to find sufficient demand for our products, that our products will compete favorably on performance and price over competing products, or that we will able to sell our products and services at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may overpay for your investment.

The transferability of the Securities you are buying is limited
Any securities purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock you purchase cannot be resold for a period of one year. There are limited exceptions to this rule if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the twelve (12) months following your investment, there are broad restrictions on how you can resell the securities you receive. In addition, there is no established market for our securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer or an acceptable price. The Company may be acquired by another company or other investor. However, that may never happen or it may happen at a price that results in you losing money on this

investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Series Seed-3 Preferred Stock in the amount of up to $106,999.60 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
Even if we are successful in this offering, we may need to engage in debt, preferred stock, common stock, or other financing in the future. Your rights and the value of your investment could be reduced. We anticipate needing access to credit or additional funding to support our working capital and other investments as we grow. The Company's limited operating history and current net losses create a difficult environment for obtaining credit on favorable terms. Interest on debt securities or lines of credit would increase costs and negatively impact operating results. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take other actions. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, it is possible that we will choose to cease our sales activity. In that case, there are limited assets that could be liquidated to generate a return on your investment. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Series Seed-3 Preferred Stock. In addition, if we need to raise more equity capital from the sale of preferred or common stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our

management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations. They have not been reviewed by our independent accountants. These projections are based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights
The Preferred Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it could cease operating and you will get nothing. Even if we sell all the preferred stock we are offering now, the Company will likely need to raise more funds in the future, and if we can't get them, we could fail. If we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that Start Engine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with

the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than we have experienced to date. It is possible that our current or future products will fail to gain sufficient market acceptance to be profitable for any number of reasons. If our existing and future products fail to achieve significant sales and acceptance in the marketplace, this would materially and adversely impact the value of your investment.

We face significant market competition
We compete with larger, more established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
The predecessor companies that make up New Use Energy Solutions were formed less than three years ago and those companies were merged to form our current Company just one year ago. As such, we have limited history to use to assess our performance and project future prospects. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. To the extent we have profits and generate cash, we intend to use those funds to finance growth and are unlikely to return cash to our investors through dividends or stock repurchases by the Company. Shareholders will likely be required to hold their shares until and unless the Company is sold for cash or the Company lists with a private or public exchange that permits stockholders to sell their shares.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its daily operations, to design and develop products, to market and sell its products, and to develop strategic and tactical plans and budgets. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes,

which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Natural disasters and other events beyond our control could materially adversely affect us.
Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, supply chain disruptions, pandemics, political embargos and other legal matters that impact international trade, changes in duties and other customs-related costs, and other events beyond our control. Such events could make it difficult or impossible for us to deliver our products to our customers and could decrease demand for our products. The outbreak of respiratory illness caused by COVID-19 emerged in late 2019 and spread globally, causing significant disruption in our ability to develop or source our products, hire and retain employees, meet with potential customers, and otherwise conduct business. The coronavirus remains highly contagious and poses an ongoing and serious public health threat. The epidemic resulted in the lockdown of cities, travel restrictions, and the temporary closure of stores, offices, warehouses, factories, and other businesses, which could continue or return at the same or more restrictive levels. Our results of operations, revenues, and financial condition may be adversely affected by future waves of the coronavirus pandemic. If the outbreak persists, commercial activities throughout the world could be curtailed with decreased consumer spending, business operation disruptions, interrupted supply chain, difficulties in travel, and reduced workforces. The duration and intensity of disruptions resulting from the coronavirus outbreak is uncertain. It is unclear as to when the outbreak will be contained and we also cannot predict if the impact will be short-lived or long-lasting. The extent to which the coronavirus impacts our financial results will depend on its future developments and the actions of government authorities and the public. Our business operation and financial condition may be materially and adversely affected as a result of any slowdown in economic growth, operation disruptions or other factors that we cannot predict.

The reduction or elimination of government and other incentives could cause our revenue to decline or grow at a lower rate.

Government subsidies of solar power installations and electrical-powered vehicles has accelerated research into advanced solar panels and battery systems, which in turn impacts the Company's ability to develop, market and sell its integrated solar systems with improved functionality and more attractive price/performance ratios. The reduction or withdraw of these subsidies could reduce future investments by businesses and consumers into solar panels or battery systems, which could decrease demand for the Company's products due to reduced performance versus the cost of the product.

Developing new products and technologies entails significant risks and uncertainties.

We have demonstrated demand for our products and are selling our proprietary integrated systems in addition to the resale of other finished goods. Despite our initial success in designing and selling our proprietary products, delays and failure of the products to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles, or introduction of competitor products with superior performance or lower costs. Any of these events could materially and adversely affect our operating performance and results of operations.

We are exposed to disruptions and increasing costs in our supply chain.

The Company sources many of its primary product lines from China and other overseas sources. Trade wars, armed conflicts (for example, over Taiwan), CoVid, transportation bottlenecks or spikes in costs, new duties or other customs barriers, or other supply chain disruptions are likely to have an adverse impact on the Company's profitability or ability to maintain its customer base. If the Company is unable to offset such disruptions or higher costs, it could cause the Company to fail.

We are exposed to risks associated with product liability claims in the event that the use of our products results in injury or damage

Our products are electricity-delivering devices, and contain chemicals, so it is possible that users or services providers could be injured or killed by our products, whether by product malfunctions, defects, improper installation or other causes. As a seller of products that are used by people, we face an inherent risk of exposure to product liability claims or class action suits in the event that the use of the products we sell results in injury or damage. Moreover, to the extent that a claim is brought against us we may not have adequate resources to defend ourselves or settle a successful claim against us. The successful assertion of product liability claims against us could result in potentially significant monetary damages and, if our insurance protection is inadequate, to the extent we hold applicable insurance coverage, could require us to make significant payments or even cause us to fail.

We are exposed to regulatory risks.

Our ability to manufacture, market and sell our products depends on our compliance with governmental regulations and health and safety codes, both domestically and abroad. We store products in our warehouses that contain potentially hazardous

materials and are subject to a variety of federal, state, foreign and local laws and regulations related to the purchase, storage, use, and disposal of hazardous materials. Compliance with these laws and regulations may be costly. In addition, while we currently market our batteries exclusively for off-grid use, we may be required in the future to obtain a UL, EU, or other certifications prior to marketing our batteries. Our failure to comply with any of these laws or to obtain a required certification could result in required changes in the design of our products, fines, penalties, judgments or other sanctions, including the temporary suspension of operations or a delay in the marketing and sales of our products, any of which could adversely affect our business, operations and our reputation.

If our products fail to perform as expected, we may have to recall them and our ability to develop, market and sell our products could be harmed.
Our products may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. There can be no assurance that we will not be required to recall any products in the future. There can be no assurance that we will be able to detect and fix any defects in our products prior to their sale. Any product defects or any other failure of our products to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

If we are unable to adequately control the costs associated with operating our business, our business, financial condition, operating results and prospects will suffer.
If we are unable to maintain a sufficiently low level of costs for purchasing, assembling, marketing, selling and distributing our products relative to their selling prices, our operating results, gross margins, business and prospects could be materially and adversely impacted. Many of the factors that impact our inventory and operating costs are beyond our control. If we are unable to keep our inventory operating costs aligned with the level of revenues we generate, our operating results, business and prospects will be harmed.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.
Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The amount raised in this Offering may include investments from Company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Simma International, LLC (Paul Shmotolokha owns 100%)	3,047,619	Common Stock	31.56%

The Company's Securities

The Company has authorized Common Stock, Convertible Notes, Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, Warrants to Purchase Series Seed-1 Preferred Stock, and Warrant to Purchase Series Seed-1 Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 69,031 of Series Seed-3 Preferred Stock.

Common Stock

The amount of security authorized is 30,000,000 with a total of 10,815,111 outstanding.

Voting Rights

1 vote per share.

Material Rights

The total amount outstanding includes 1,673,000 of shares to be issued pursuant to stock options issued.

The total amount outstanding includes 421,054 of shares to be issued pursuant to warrants issued.

The total amount outstanding does not include 1,327,000 shares available for issuance under the company's equity incentive plan.

Dividends. The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to

Convertible Notes

The security will convert into Preferred stock and the terms of the Convertible Notes are outlined below:

Amount outstanding: $170,000.00
Maturity Date: October 19, 2023
Interest Rate: 7.0%
Discount Rate: 15.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: Raise of at least $250,000 from a preferred or common stock offering.

Material Rights

There are no material rights associated with Convertible Notes.

Series Seed-1 Preferred Stock

The amount of security authorized is 3,870 with a total of 3,870 outstanding.

Voting Rights

There are no voting rights associated with Series Seed-1 Preferred Stock.

Material Rights

The following is a summary of material rights for holders of the Company's Preferred Stock. A full description is included in the Company's Articles of Incorporation attached as Exhibit F to the Form C.

Liquidation Preference

1. In the event of a liquidiation or sale of the Company, holders of Preferred Stock are entitled to payment, to the extent that funds are available, of the greater of the (a) Original Issue Price for such share plus any declared but unpaid dividends, or (b) such amount per share as would have been available if the share had been converted into Common Stock, prior to any payments to Common Stock Holders.

Conversion Rights

2. Holders of Preferred Stock may voluntarily convert their shares into Common Stock at any time by providing notice to the Company.

Series Seed-2 Preferred Stock

The amount of security authorized is 1,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series Seed-2 Preferred Stock.

Material Rights

The following is a summary of material rights for holders of the Company's Preferred Stock. A full description is included in the Company's Articles of Incorporation.

1. In the event of a liquidiation or sale of the Company, holders of Preferred Stock are entitled to payment, to the extent that funds are available, of the greater of the (a) Original Issue Price for such share plus any declared but unpaid dividends, or (b) such amount per share as would have been available if the share had been converted into Common Stock, prior to any payments to Common Stock Holders.

2. Holders of Preferred Stock may voluntarily convert their shares into Common Stock at any time by providing notice to the Company.

Series Seed-3 Preferred Stock

The amount of security authorized is 825,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series Seed-3 Preferred Stock.

Material Rights

The following is a summary of material rights for holders of the Company's Preferred Stock. A full description is included in the Company's Articles of Incorporation.

1. In the event of a liquidiation or sale of the Company, holders of Preferred Stock are entitled to payment, to the extent that funds are available, of the greater of the (a) Original Issue Price for such share plus any declared but unpaid dividends, or (b) such amount per share as would have been available if the share had been converted into Common Stock, prior to any payments to Common Stock Holders.

2. Holders of Preferred Stock may voluntarily convert their shares into Common Stock at any time by providing notice to the Company.

Warrants to Purchase Series Seed-1 Preferred Stock

The amount of securities outstanding is 46,469.

Material Rights

Warrant to purchase 46,469 shares of Series Seed-1 Preferred Stock at $0.85 per share. Warrant was issued on March 31, 2020 and expires on March 31, 2022.

Warrant to Purchase Series Seed-1 Preferred Stock

The amount of securities outstanding is 4,186.

Material Rights

Warrant to purchase 4,186 shares of Series Seed-1 Preferred Stock at $0.85 per share. Warrant was issued on September 12, 2020 and expires on September 12, 2022.

What it means to be a minority holder

As a minority holder of the company, you will have no voting rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock

Type of security sold: Equity
Final amount sold: $350,000.65
Number of Securities Sold: 721,054
Use of proceeds: Working capital and general corporate purposes
Date: March 19, 2021
Offering exemption relied upon: 506(b)

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $3,289.50
  Number of Securities Sold: 3,870
  Use of proceeds: Working capital and general corporate purposes
  Date: June 30, 2019
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $170,000.00
  Use of proceeds: Working capital and general corporate puposes
  Date: October 19, 2021
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Warrants to Purchase Series Seed-1 Preferred Stock
  Final amount sold: $0.00
  Use of proceeds: Warrants were attached to other equity securities and were not sold or valued independently.
  Date: March 31, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Warrants to purchase Series Seed-1 Preferred Stock
  Final amount sold: $0.00
  Use of proceeds: Warrants were attached to other equity securities and were not sold or priced independently.
  Date: September 12, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Warrants to purchase Common Stock
  Final amount sold: $0.00
  Use of proceeds: Warrants were attached to other equity securities and were not sold or priced independently.
  Date: April 22, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

The following discussion is based on our unaudited operating data and is subject to change once our accountant completes a financial review of those statements.

Revenue

New Use Energy Solutions, Inc. ("New Use Energy Solutions" or the "Company") was formed in November 2019. Fiscal 2019, which ended on December 31, 2019, reflected limited activities preparing the Company for operating activities that commenced in 2020. There were no revenues or operating costs incurred in 2019, other than a $15 fee incurred for opening the Company's bank account.

Fiscal 2020 was the Company's first full year of operations. Revenue totaled $82,095, primarily from sales of lithium-ion batteries and integrated power packs containing a lithium-ion battery, charger/invertor, and hard-shell containers. The largest customer was Footprint GBC ("Footprint"), which the Company acquired effective January 1, 2021, subsequent to the end of fiscal 2020 reported herein. Total sales to Footprint were $35,237 for fiscal 2020.

Cost of sales

There were no sales in fiscal 2019 and no cost of sales.

Cost of sales in fiscal 2020 were $58,809, primarily from purchase of finished products from manufacturers by the Company for resale to the Company's customers.

Gross margins

Gross margin in fiscal 2020 was 28%, in line with margins the Company expects for wholesale operations.

Expenses

Other than a $15 bank fee, there were no operating expenses incurred in fiscal 2019.

For fiscal 2020, operating expenses totaled $27,023. The largest component was for

liability insurance, followed by legal and accounting fees. The majority shareholder was the sole employee in 2020 and did not draw a salary.

Historical results and cash flows:

The Company has recently completed its second year of revenue since it was founded and finished the first year following its January 2021 acquisition of Footprint GBC, which expanded the Company's product line and brought additional customers and growth opportunities, some of which began to be realized in 2021, subsequent to the date of these financial statements.

We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the acquisition of Footprint and expansion of the Company's product line and customer base has substantially increased revenues and expanded the potential customer base. Past cash was primarily generated through purchase and resale of finished products (wholesale) and, while the Company continues to purchase and resell these types of products, its current, expanded product line includes items and kits that are manufactured to the Company's specifications and are sold under the New Use Energy Solutions brand. These newer products, along with increased acceptance and demand for the Company's earlier products, have driven revenues significantly higher than the Company's 2020 results. The Company expects this momentum to continue into 2022, subject to the availability of sufficient cash for increased investment in working capital, marketing, product development, and other supporting functions.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 31, 2021, the Company has capital resources available in the form of cash on hand of $96,872.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to support investment in working capital, in particular inventory, that would allow the Company to continue growing revenue and gross profit, which in turn funds necessary investments in marketing, sales, information technology, and operations, as well as the hiring and retention of employees and contractors. The Company has raised capital in private placements of equity and issuance of convertible notes, but there is no assurance that it could do so in the future.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company expects to utilize in 2022, approximately 70% would be made up of funds raised from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate at its current level for six months without raising other funds. This is based on the Company's current monthly burn rate of $25,000 for expenses related to contractor payments, marketing and selling expenses, and professional fees.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for eighteen months to two years This is based on a current monthly burn rate of $25,000 plus an increase in the burn rate of $40,000 to hire additional sales, operations, and administrative contractors and employees, and increased marketing and product development investments.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including issuance of convertible notes and sale of Common Stock to strategic or other qualified investors, primarily as a hedge if the Company's Preferred Seed Series 3 offering does not raise the maximum offering amount.

Indebtedness

- **Creditor:** Holders of Convertible Notes
  Amount Owed: $170,000.00
  Interest Rate: 7.0%
  Maturity Date: February 28, 2023
  Notes are convertible into shares of the Company's Seed Series B stock at the

lesser of (a) $0.50 per share, or (b) 15% discount to the per-share price of an offering that raises more than $250,000.

Related Party Transactions

- **Name of Entity:** Paul Shmotolokha
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: The Company's Chief Executive Officer, Paul Shmotolokha, is a co-founder of the Company and receives cash and options to purchase Common Stock in the Company as compensation for his services. The amount of compensation is subject to approval by the Company's Board of Directors and is currently identical to compensation paid to the Company's other executive officers.
  Material Terms: Mr. Shmotolokha receives $5,000 of cash and options to purchase 10,000 Common Shares at the then-current fair value each month in exchange for his services as Chief Executive Officer.

- **Name of Entity:** Lee Feliciano
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: The Company's Chief Operating Officer, Lee Feliciano, is a co-founder of the Company and receives cash and options to purchase Common Stock in the Company as compensation for his services. The amount of compensation is subject to approval by the Company's Board of Directors and is currently identical to compensation paid to the Company's other executive officers.
  Material Terms: Mr. Feliciano receives $5,000 of cash and options to purchase 10,000 Common Shares at the then-current fair value each month in exchange for his services as Chief Operating Officer.

- **Name of Entity:** Douglas Klein
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: The Company's Chief Financial Officer, Douglas Klein, receives cash and options to purchase Common Stock in the Company as compensation for his services. The amount of compensation is subject to approval by the Company's Board of Directors and is currently identical to compensation paid to the Company's other executive officers.
  Material Terms: Mr. Klein receives $5,000 of cash and options to purchase 10,000 Common Shares at the then-current fair value each month in exchange for his services as Chief Financial Officer.

Valuation

Pre-Money Valuation: $16,116,786.85

Valuation Details:

New Use Energy Solutions's product line of mobile solar + LiFePO4 battery solutions was developed in response to our founders' experience working with disaster relief and emergency management organizations, remote power users, and telecom companies. We remove or mitigate significant pain points for users of off-grid generators and legacy battery energy storage solutions. In addition, our off-grid, solar-powered energy solutions provide opportunities to expand in new markets, particularly in situations where mobility, robustness, and rapid deployment are key. Led by an experienced management team and board of directors with extensive leadership experience in solar and off-grid power markets, New Use Energy Solutions exceeded more than $1 million in shipments and orders for its initial product line in 2021. Our preliminary 2021 revenue is $612k and the backlog, which we sold in 2021 and expect to deliver in Q1 2022, is $600k.

Early-stage financing data is difficult to obtain, as many young companies are funded by related parties or venture firms who do not share deal terms and valuation with external parties. To determine the valuation for New Use Energy Solutions's CF offering, we evaluated in-progress and completed CF campaigns for other clean technology companies that used StartEngine for their offerings. GoSun Inc. is an early-stage company offering Preferred Shares at a valuation of $59.9 million or approximately 15x revenue. IntriEnergy is a pre-revenue development company offering Common Shares at a valuation of $24.8 million. Two clean technology companies with completed offerings are StorEn Technologies, which raised $1 million by selling Common Stock at a valuation of $28.1 million, prior to recognition of revenue, and YouSolar, Inc. which raised $1 million and was oversubscribed at a valuation of $10 million.

Our decision to set a $16.1 million pre-money valuation was determined internally by considering the above comparable valuations, the stage that New Use Energy Solutions has reached versus the comparable companies, discussions with our board of directors, and other subjective factors. We did not engage third parties to develop opinions of valuation nor are we basing the pre-money valuation on methods that use projected cash flows or other financial metrics.

**The revenue numbers mentioned in this section are based on unaudited financial data that has yet to be reviewed by our CPA.*

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; and (ii) all outstanding options with a right to acquire shares are exercised.

In making this calculation we have not assumed that: (i) any outstanding warrants with a right to acquire shares are exercised; (ii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $170,000.00 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities

which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.05 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Expenditures for CF raise*
  96.5%
  If New Use Energy Solutions only reaches its minimum funding goal, the funds raised will cover expenditures made to prepare and conduct the CF raise.

If we raise the over allotment amount of $106,998.05, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  20.0%
  Build awareness of company's product line through increased social media campaigns, outreach to disaster coordinators, and participation at industry trade shows. The Company has engaged a marketing agency to assist it in evaluating marketing options and expected returns on the investments. The Company does not have a predetermined budget as the amount of capital available to it from the Offering is unknown.

- *Working Capital*
  40.0%
  The Company will utilize proceeds to increase inventory levels, primarily to reduce lost sale opportunities, as most of its products have long manufacturing and transportation lead times that reduce the ability of the Company to absorb large variances between sales projections made three to four months in advance and the product actually available to sell in any given month.

- *Company Employment*
  36.5%
  The Company intends to hire a full-time sales person and to retain either full or contract engineering personnel to enhance its product development cycle and may hire additional personnel to help the Company market and sell its products in government or other specialized markets.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://www.newuseenergy.com/ (http://www.newuseenergy.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/newuseenergy

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR New Use Energy Solutions, Inc.

[See attached]

I, Paul Shmotolokha, the Chief Executive Officer of New Use Energy Solutions, Inc., hereby certify that the financial statements of New Use Energy Solutions, Inc. and notes thereto for the periods ending December 31, 2019 and December 31, 2020 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the tax and fiscal year ended December 31, 2020, the amounts reported on our tax returns were total income of $82,095; taxable loss of $1,194 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 14th day of January 2022.

Paul Shmotolokha
Chief Executive Officer
January 14, 2022

NEW USE ENERGY SOLUTIONS, INC.

FINANCIAL STATEMENTS

Years ended December 31, 2020 and 2019

NEW USE ENERGY SOLUTIONS, INC.

BALANCE SHEET

Fiscal years ended December 31, 2020 and 2019

	Dec 31, 2020	Dec 31, 2019
Current Assets		
Cash and Cash Equivalents	$ 12,386	$ 2,431
Accounts Receivable	5,826	-
Total Current Assets	**18,212**	**2,431**
Total Assets	**$ 18,212**	**$ 2,431**

Liabilities and Equity

	Dec 31, 2020	Dec 31, 2019
Current Liabilities		
Accounts Payable	1,076	-
Contract Liabilities	-	2,346
Total Current Liabilities	**1,076**	**2,346**
Total Liabilities	**1,076**	**2,346**
Equity		
Preferred Stock	3,290	-
Common Stock	15,100	100
Retained Earnings	(1,253)	(15)
Total Equity	**17,136**	**85**
Total Liabilities and Equity	**$ 18,212**	**$ 2,431**

See Notes to Financial Statements

STATEMENT OF OPERATIONS

Fiscal years ended December 31, 2020 and 2019

	2020	2019
Revenue	$ 82,095	$ -
Cost of Goods Sold	58,809	-
Gross Profit	23,285	-
Selling, General & Administrative Expenses	27,023	15
Operating Income	(3,738)	(15)
Other Income / (Expense)	2,500	-
Net Income	$ (1,238)	$ (15)

See Notes to Financial Statements

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Fiscal years ended December 31, 2020 and 2019

Balance, December 31, 2018	**$**	**-**
Common stock issued at fair value		**100**
Net loss		**(15)**
Balance, December 31, 2019	**$**	**85**
Common stock issued at fair value		**15,000**
Preferred stock issued at fair value		**3,290**
Net loss		**(1,238)**
Balance, December 31, 2020	**$**	**17,136**

See Notes to Financial Statements

NEW USE ENERGY SOLUTIONS, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

Fiscal years ended December 31, 2020 and 2019

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITES		
Net loss	$ (1,238)	$ (15)
Changes in assets and liabilities:		
Accounts receivable	(5,826)	-
Accounts payable	1,076	-
Contract liabilities	(2,346)	2,346
NET CASH FLOWS FROM OPERATING ACTIVITIES	**(8,334)**	**2,331**
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	-	-
NET CASH FLOWS FROM INVESTING ACTIVITIES	**-**	**-**
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of common stock	15,000	100
Proceeds from sale of preferred stock	3,290	-
NET CASH FLOWS FROM FINANCING ACTIVITIES	**18,290**	**100**
NET CHANGE IN CASH	**9,955**	**2,431**
CASH, BEGINNING OF YEAR	**2,431**	**-**
CASH, END OF YEAR	**$ 12,386**	**$ 2,431**

See Notes to Financial Statements

(1) Summary of significant accounting policies

Nature of business – New Use Energy Solutions, Inc. ("NUE") markets and sells lithium-ion batteries and integrated battery, inverter, and hard-shell carrying case solutions to businesses, charitable and governmental organizations, and consumers primarily in the United States. NUE was incorporated on November 8, 2019 and is domiciled in the State of Delaware.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash – The Company's cash includes cash on hand and demand deposits held by financial institutions. The Company has not yet maintained deposits in financial institutions in excess of federally insured limits. As of December 31, 2020, the Company had no cash in excess of federally insured limits.

Accounts receivable – The Company grants credit to qualified customers. Accounts receivable are carried at cost, less an allowance for doubtful accounts, and do not accrue finance or interest charges. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on history of past write-offs, collections, and current credit conditions. An account is written off when it is determined that all collection efforts have been exhausted. As of December 31, 2020, the allowance for doubtful accounts was $0.

Inventory, net – The Company had no inventory on hand as of December 31, 2020 or 2019.

Property and equipment, net – The Company had no property and equipment on hand during the fiscal years ended December 31, 2020 and 2019.

Identifiable intangible assets, net – Identifiable intangible assets consist of tradenames and favorable lease assets which are capitalized at their initial fair values and are amortized ratably over their estimated useful lives. The Company had no intangible assets as of December 31, 2020 or 2019.

Income taxes – NUE is organized as a corporation and thus is taxed at the entity level under the provisions of the Internal Revenue Code ("IRC"). Income tax expense is the tax on current income for the period, plus or minus the net change in deferred income tax assets and liabilities. The difference between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates which apply to the periods in which they are expected to affect taxable income.

Valuation allowances are established when necessary to reduce deferred income tax assets to the amounts expected to be realized. The Company's evaluation considers, among other factors, historical operating results, expectations of future profitability, the duration of the applicable statutory carryforward periods, and conditions in the industry and the broader economy. The ultimate realization of deferred income tax assets depends primarily on the Company's ability to generate future taxable income during the periods in which the related temporary differences in the financial statements and the tax basis of the assets become deductible.

The Company has adopted the standards requiring disclosure of uncertain tax positions under FASB ASC 740, *Income Taxes*. A company may recognize the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. Tax benefits recognized in the financial statements from such a position are measured on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. The Company has not identified any tax positions

which are considered to be uncertain. There has been no interest or penalties recognized in the financial statements. In addition, no tax positions exist for which it is reasonably possible the total amounts of unrecognized tax benefits will significantly increase or decrease within the next 12 months. The Company files income tax returns in the U.S. federal jurisdiction and in various state jurisdictions. The Company began operations on November 8, 2019. Therefore, all activity is subject to U.S. federal, state, or local income tax examinations by tax authorities.

Revenue recognition – The Company's revenues are primarily earned from the sale of products that are prepared and shipped to customers promptly upon receipt of the customer's order and receipt of funds or approval of credit. The Company generally recognizes revenue from the sale of products as the products are shipped, on an output-based method, which generally corresponds with the transfer of title and risk of loss to the customer. The Company believes this method is the best measure of value transfer to the customer and corresponds with the total consideration it expects to receive from the customer.

Revenue is recognized according to the following five step model: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenues when a performance obligation is satisfied. The Company determined that for contracts containing multiple performance obligations, stand-alone selling price is readily determinable for each performance obligation. The transaction price will include estimates of variable consideration, such as returns and provisions for doubtful accounts and sales incentives, to the extent it is probable that a significant reversal of revenue recognized will not occur. In all cases, when a sale is recorded by the Company, no significant uncertainty exists surrounding the purchaser's obligation to pay.

Contract liabilities consist of cash that has been received from customers in excess of the value of the services performed, usually in the form of a deposit prior to shipment of the product. Fulfillment of a customer order is generally expected to be completed in less than one month and so deposits received from customers have been included in current liabilities in the accompanying balance sheet. Contract liabilities as of December 31, 2019 were $2,346. There were no contract liabilities as of December 31, 2020.

The Company utilizes the following practical expedients for revenue recognition:

- When an unconditional right to consideration from a customer in an amount that corresponds directly with the value of performance completed to date exists, revenue is recognized equal to the amount to which there is a right to invoice for services performed.
- When the Company transfers goods or services to a customer and payment from the customer is expected within one year or less, a significant financing component is presumed not to exist.
- As a result of an accounting policy election, all taxes assessed by governmental authorities that are collected by the Company from its customers (sales taxes, use taxes, value added taxes, some excise taxes), are excluded from the measurement of the transaction price.

(2) Commitments and contingencies

Operating lease commitments – The Company leases office and warehouse space from unrelated parties on a month-to-month basis. Lease payments associated with operating leases are charged to expense as incurred. Lease expense under operating leases was $1,000 for the year ended December 31, 2020 and $0 for the year ended December 31, 2019.

Legal contingencies – The Company has no legal proceedings or related matters.

(3) New accounting pronouncement

In February 2016, the FASB issued Accounting Standards Update ("ASU") 2016-02, *Leases* (Topic 842), which is intended to improve financial reporting about leasing transactions. This update affects all companies and other organizations that lease assets such as real estate, office equipment, and

construction equipment. Under the current accounting model, an organization applies a classification test to determine the accounting for the lease arrangement as an operating or capital lease. The new guidance will require organizations that lease assets to recognize on the balance sheet assets and liabilities for the rights and obligations created by those leases. A lessee will be required to recognize assets and liabilities for leases with terms of more than twelve months. Consistent with U.S. GAAP, the recognition, measurement, and presentation of expenses and cash flows arising from a lease primarily will depend on its classification as a finance or operating lease. However, unlike current U.S. GAAP, the new ASU will also require disclosure to help investors and other financial statement users understand the amount, timing, and uncertainty of cash flows arising from leases. These disclosures include both qualitative and quantitative analysis. This ASU is effective for the Company's December 31, 2022 financial statements and early adoption is permitted. The Company intends to adopt this ASU when and if it enters into a covered lease.

(4) Risks and uncertainties

On March 11, 2020, the World Health Organization declared the outbreak of a coronavirus ("COVID-19") a pandemic. The COVID-19 outbreak is causing some business disruption across a range of industries. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company's customers, employees, and vendors, all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact the Company's financial condition or results of operations is uncertain.

(5) Subsequent events

The Company has evaluated subsequent events through January 10, 2022, which is the date the financial statements were available to be issued. The significant matters identified for disclosure during this evaluation are as follows:

Effective January 1, 2021, pursuant to the terms of an Agreement and Plan of Merger by and among the Company and Footprint GBC, a Minnesota general benefit corporation ("Footprint"), the Company acquired all of the membership units of Footprint in exchange for stock ownership in the Company representing 50% of the voting interests of the combined entity.

As of January 10, 2022, the purchase accounting has not been completed, and therefore, the Company has not presented a table summarizing the assets acquired and liabilities assumed at fair value on the date of the acquisition.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

New Use Energy

Replacing fossil fuel generators with mobile solar solutions



NUE
Mobile Solar Solutions

Website | Tempe, AZ | ENVIRONMENT

$0.00 raised

0 Investors	**$16.1M** Valuation
$1.55 Price per Share	**$249.55** Min. Investment
Preferred Shares Offered	**Equity** Offering Type
$107K Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

What do emergency managers, NGOs, telecommunication networks, off-gridders, outdoor events, musicians and film producers have in common? They all rely on dirty fossil fuel generators. At New Use Energy Solutions, we make a direct impact on people and organizations with sustainable technologies and resilient solutions that empower change. From leading-edge solar trailers to the modular Sunkit™ to the ultra portable PowerPacs, New Use Energy Solutions' professional grade product line is what our customers can rely on for a clean, quiet, and easily deployable alternative to gas-powered generators. The Climate Crisis drives our business and our products directly address its causes and consequences.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- New Use Energy Solutions focuses on the rapidly expanding global demand for portable, resilient, and renewable power. Continued extreme weather events, new legislation and deteriorating electrical grids will likely accelerate adoption.
- The executive team combines subject matter experts with proven track records returning on investment for shareholders in technology, telecommunications and start-up ventures. The team has positioned New Use Energy Solutions as an early mover in the mobile energy space. We are quick to market, update solutions regularly and embrace new technologies.
- New Use Energy Solutions' comprehensive product line has the potential to change and save lives. Our solutions make an immediate impact on those in need and those who serve those in need. Help us replace portable fossil fuel generators that can cause death or injury, create noise pollution and produce harmful emissions.





What Sets Us Apart

New Use Energy portable solar systems are ***built with solar in mind***—not as an afterthought. While our units can be charged by AC, they are designed to run on and efficiently charge from ANY commercial solar panel.

Our mobile solar solutions are upgradeable, field-serviceable PLATFORMS that prevent them from becoming obsolete.

We work with non-profit & NGO orgs. to power disaster relief operations with off-grid solar & LiFeP04 battery systems.

We specialize in solar-first, lithium-ion battery-based solutions to replace older, lead-acid technology and gas generators

We only use LiFePO4 cells from premium cell manufacturers to ensure the safest solutions for our customers. LiFePO4 is recognized by the solar industry as a safer solution than NMC, batteries used in Electric Vehicles. LiFePO4 also does not include Cobalt.

OVERVIEW

The Climate Crisis drives our business

We are here because our solutions make a difference to professionals, communities and to the planet as a whole.

New Use Energy Solutions creates portable solar solutions that are **reliable** for when you need them most; **flexible** enough to power your needs and grow with you as those needs change and **powerful** enough to run your basic necessities off-grid.



What

Mobile, rapidly deployable solar + battery solutions


MEDIC

How

Replacing portable gas generators where the grid is down or doesn't exist


Why
We want to make clean energy available to anyone, anywhere
Click here to read more

New Use Energy Solutions' flexible systems adapt to users' changing power needs, functioning as indispensable emergency preparedness tools or powering events and leisure activities. Unlike other companies in the portable power space, New Use Energy Solutions' focus is on the B2B (Business to Business) market segment because the New Use Energy Solutions team understands that emergency managers, telecom operators, construction companies and other business customers are long term repeat customers.


Clean Energy. Delivered.
rent solar
Addressing Real Needs For Real People & Businesses
Emergency Power
Solar Solutions
Affordable Solutions
LiFePo4 Batteries
Portability
Reduced Waste
Supporting Resilience
Off-Grid Needs

Replace noisy, smelly fossil-fuel portable generators and enjoy clean, off-grid solar plus battery power. Our field-tested products start with our tough 1-6 kilowatt-hour PowerPacs then move to modular, field serviceable Sunkits. To handle larger loads we offer our Sunbase Trailer line with up to 80 kilowatt-hours of energy storage. All these quick-to-deploy products can be paired with our high efficiency portable solar panel solutions including the industry-leading 3 kilowatt Sun Canopy.

Our customer base starts with businesses and individuals seeking a clean, quiet and secure source of remote or emergency power. We are passionate about reaching remote communities unserved or underserved by utilities. We are reaching customers in telecommunications, music and film industries who rely on diesel-powered generators and are moving them to our clean power solutions.

New Use Energy Solutions' strategic relationship with FootprintProject.org enables us to test our products in the toughest operating environments while they assist communities affected by disasters and build back greener by powering relief and recovery operations using solar energy.

Who We've Worked With
(A Partial List)

THE PROBLEM

Climate-Driven Disasters have Dramatically Increased Demand for Portable Generators

Climate-driven disasters are increasing exponentially - requiring backup power sources, often in the form of fossil fuel-powered generators. Paradoxically, the use of these generators contributes to greater greenhouse gas emissions (and other toxins) which further exacerbates the problem! New Use Energy Solutions' solar powered solutions help break this cycle.

The need for clean, quiet power is not limited to disaster struck areas and remote communities. Telecommunications Operators need emergency back up and anti-idling solutions but are challenged for quiet clean substitutes for gas powered generators. Construction sites, even in the middle of the city, often need portable power because electrical services have not yet been hooked up. Outdoor events such as music concerts, theatre and film shoots, all use generators to run electrical equipment. New Use Energy Solutions' has just begun to scratch the surface to address the multitude of opportunities out there.

Beyond the harmful emissions they produce, generators create other problems. In an article dated September 1, 2020, NPR reported that "More deaths associated with Hurricane Laura were caused by the improper use of portable generators than the storm itself." This was not an isolated incident.



The Improper Use Of Generators Is One Of The Leading Cause Of Deaths After A Hurricane



* Source, Source

"This amazing team at New Use Energy Solutions filled an essential gap for Third Wave Volunteer first responders, after hurricane Ida struck southern Louisiana in 2021 knocking out the power grids leaving millions of people without electricity. Thanks to New Use Energy Solutions' products we had clean, easy to use, safe portable power for our command camp operations which included a mess hall, aid tent, medical volunteer tents, a field hospital with refrigeration, freezers, lighting and power for communications for our Telehealth programs.

We have deep gratitude to New Use Energy Solutions for helping us become the first fully run solar command camp operating in USA disasters while other NGO's were still running on loud gas generators. We are excited to grow our partnership with New Use Energy Solutions in 2022."

Dr Alison Thompson OAM, D.Litt., Founder of Third Wave Volunteers

** This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

The noise associated with portable generators also creates problems for users and those around them. Many cities prohibit the use of generators in the evening because of noise pollution. Music festivals place them behind fences, not just to hide them from sight, but also to try to reduce the noise they create. To many users, they are a necessary evil because they are dependent on the power these generators produce. It's time to let these people know there's a better solution.

Any discussion on the challenges associated with generators would not be complete without mentioning the issue of refueling. Generators work, as long as you have fuel to run them. Disaster relief agencies, telecom operators, and even the military often have serious and costly challenges maintaining a reliable fuel supply. This no longer has to be the case.



Users Of Portable Gasoline Generators
Pain Point
Maintenance, Danger
Fuel Availability
Safety
Noise & Fumes
Users Of LEAD Acid Battery Storage
Pain Point
Performance Durability
Cycle Life
Heat Sensitivity & Longevity
Energy Density

THE MARKET

Increasing Demand for Clean and Reliable Power

The value of the US Solar market in 2020 was approximately $25.3 billion - representing over 3 million systems installed (source).

Energy markets track growth in several ways, but among the most common is generating capacity (typically expressed in Megawatts (MW) or Gigawatts (GW) and in dollars to express economic value.

The market is projected to grow to 324 gigawatts over the next 10 years due to multiple factors ranging from declining system costs to the need to address climate change (source).

On top of that, the global generator sales market is projected to reach USD 26.5 billion by 2026 from an estimated USD 19.9 billion in 2021, at a CAGR of 5.9% during the forecast period (source).

The growth of the generator sales market can be attributed to the increasing demand for uninterrupted and reliable power from a wide range of end-users such as the residential, IT/telecom, healthcare, utility and power generation, marine, chemical, oil & gas, mining, and construction sectors (ibid).

One of New Use Energy Solutions' key differentiators is its focus on mobile and rapidly deployable solar+battery systems intended for stand-alone off-grid use. Portable solar is a small but rapidly growing segment in the solar industry that is not yet tracked by the leading industry organizations. However, the confluence of trends such as the rapidly expanding number of solar installations, expanding battery sector (and declining price) and growth in the use of portable generators are driving demand.


Copyright 2021. All rights reserved.
Cheaper Batteries
Key Trends
Rising Lithium-ion Battery Market Size/Cheaper Lithium-ion Batteries

While the addressable market for New Use Energy Solutions' products extends to almost any device or application that would otherwise rely on a portable generator to operate, as part of its go-to-market strategy, New Use Energy Solutions has chosen to focus on the following key segments:

Disaster Relief and Resilience
Disaster Relief and Resilience is in our DNA as a company, with the concepts that led to products such as the SunKit and SunCanopy originating from New Use Energy Solutions' work with strategic partner, Footprint Project, whose mission is to support communities in crisis by providing clean sustainable energy after climate disasters. The demanding, unpredictable nature of disaster relief operations have helped forge New Use Energy Solutions' products into what they are today.

Telecommunications
Broadband and Mobile Network operators consume billions of dollars of electricity thus increasing carbon emissions and are working to mitigate it by adopting cleaner energy solutions. Together with industry partners, New Use Energy Solutions is targeting this segment with quick to deploy emergency remote power solutions such as its tough PowerPacs and Solar Trailers. New Use Energy Solutions also brings portable power to fleet service vehicles to reduce idling.

Construction and Remote Worksites
From housing to highways, the construction industry is changing and embracing new technologies that increase productivity while reducing its environmental footprint. Much of this change involves electrification of power tools, as well as communications and monitoring of equipment. Why worry about refueling your gas generator when you can use the sun?

Outdoor Events
Outdoor events are back! But many of these events have incorporated a new ethos. Sustainability is key if we want to continue enjoying clean air and the great outdoors for generations to come. Some of the largest event production companies – and artists – have insisted that we reduce the impact of our activities on the land, air and water, and part of that involves the energy used to power these events. New Use Energy Solutions is ready to address this challenge and has a head start on the competition.


Use Cases
Disaster Response
Construction
Telecommunications
Festivals & Events

THE SOLUTION

Addressing Real Needs for Real People and Businesses

New Use Energy Solutions' solar+battery solutions are intended to replace portable generators ranging from 1kW to 10kW. The company's product line includes 3 classes of systems, as well as components and accessories. This comprehensive product line is what allows New Use Energy Solutions to attract customers with the right solution for their needs, then aims to keep them coming back as they grow and evolve.

Ultra Portable PowerPacs

New Use Energy Solutions' Ultra Portable product line of its PowerPacs are all-in-one battery + inverter systems designed for portability, ease of use and convenience. PowerPacs are the ideal solution for temporary power outages, short term deployment and running lower power equipment.


Ultra Portable PowerPacs
What
• All-in-one battery + inverter systems designed for portability, ease of use and convenience.
Info
• The ideal solution for temporary power outages, short term deployment and running lower power equipment.
Uses
• New Use Energy Solutions offers three PowerPacs:
• PPS 830 - A 1,000Watt (120V AC) inverter/ 830 Watt-hour battery
• PPS 2200 - A 1,500Watt (120V AC) inverter/ 2,200 Watt-hour battery
• PPS 6200 - A 2,000Watt (120V AC) inverter/ 6,200 Watt-hour battery

Weighing approximately 25 pounds, the PPS 830 is the ideal companion to deploy quickly and power tools, small fridges or medical devices (e.g. CPAP, oxygen concentrator) for a few days. Its optional solar charging kit allows it to be recharged from the sun in as little as 2 hours.

The PPS 2200 weighs approximately 60 pounds and is the size of a small suitcase, which offers big benefits. Its 1500Watt true sine wave inverter powers computers, refrigerators, smaller telecom gear and even microwave ovens and coffee makers. The unit has a built-in solar charging port, but also benefits from an optional fast-charge solar kit.

New Use Energy Solutions' largest PPS, the 6200, weighs a hefty 140 pounds but is capable of powering sizable loads (up to 16 Amps at 120V) for extended periods. The PPS pushes the boundaries of what might be considered "ultra portable", but it packs a significant amount of both energy storage and power generating capacity in a relatively compact package.

All of New Use Energy Solutions' PowerPacs use top tier LiFePO4 batteries for safety, reliability and longevity.



Rapidly Deployable, Field Serviceable SunKits
While it may not be New Use Energy Solutions' largest or most expensive product, the SunKit is at the heart of New Use Energy Solutions' evolution as a leader in the portable clean power space. Working with strategic partner FootprintProject taught the New Use Energy Solutions team that equipment had to be adaptable and reliable to meet the constantly changing demands of disaster relief operations. Footprint's insistence on sustainability has also led to ground breaking projects such as the Second Life Solar Initiative where repurposed solar panels are paired with New Use Energy Solutions' equipment to reduce the cost of systems for non-profits, marginalized communities and those who simply want to reduce their environmental footprint by keeping still-functioning solar panels out of landfills.


SunKits Instead Of Portable Generators
What
• Robust 2kw inverter chargers with 2-8kWh of LiFeP04 battery storage
• Highly mobile
Info
• Up to 3kw Solar input or 1000w fast AC charge
• Works with almost any solar panel
Uses
• Emergency power, disaster relief, construction, mobile medical, food, telecoms, events, remote locations

Features that characterize every SunKit include:

- A modular, field serviceable platform where every component can be replaced or upgraded
- The ability to use almost any commercially available solar panel (utilizing industry standard MC4 connectors)
- Industrial LiFePO4 batteries from 3 to 8 kilowatt hours of storage
- A balance between mobility, power output and storage capacity. Each SunKit is designed to be portable enough for two adults to load into a vehicle while also being robust enough to function as a permanent solar system for off grid applications.

In addition to offering SunKits based around a 12V, 24V or 48V architecture, New Use Energy Solutions offers the SunKit Nexus, which eliminates the steel enclosure to increase flexibility (including the addition of more batteries) and reduce cost.

Heavy Duty SunBase Trailers
New Use Energy Solutions designs and builds sophisticated solar trailers. Part of New Use Energy Solutions' origins can be traced back to a company called rent.solar (which merged with New Use Energy Solutions at the beginning of 2021) which built and deployed solar trailers for disaster relief operations as well as renting them for outdoor events. When the pandemic struck and changed the world as we knew it, events disappeared, but disasters continued to grow in size and frequency.


SunBase: Multi-Purpose Solar Trailers
What
Info
Uses
Use instead of larger portable generators & as emergency power
Up to 10kw of PV input, 18k of inverter power & 80kWhr storage
Deploys in minutes
Disaster relief, film production, telecoms, medical, food, construction

New Use Energy Solutions' third-generation trailers offer state of the art frameless glass-free solar panels on a mobile platform that offers enormous flexibility in terms of battery storage capacity and internal configuration. Whether it's for disaster relief, construction, a music festival or some other application we haven't even thought of yet, New Use Energy Solutions' SunBase trailers are up to the task. In early December 2021, a SunBase powered the main stage at the Louisiana Sunshine fest for the Grammy award winning Lost Bayou Ramblers. A New Use Energy Solutions Sunkit powered the side stage and a New Use Energy Solutions PowerPac 2200 powered the DJ booth. (see social media link)

In 2021, New Use Energy Solutions introduced the first MOSGEN or Mobile Solar Generator Network which, from one trailer, provides 27 independent sources of power with over 40 kilowatts of inverter power! MOSGEN's are currently being constructed for a major international relief organization.


SunCanopy -Portable Solar Tents
What
Info
• Incredibly portable, no glass, no frame, lightweight solar tarps that can be made into tents
• Quick to deploy, de-commission & re-use
• Efficient to transport; accordion folds & easy to airlift
• Unique venue structure at events
• Augments solar trailers to create over 10kw of PV input

Components and Accessories
As a solutions provider and integrator, New Use Energy Solutions is constantly soliciting feedback from its customers and partners on how to improve its products and make users' lives easier and more productive. Whether it's being able to ship a complete, turnkey solar system on a single 40" x 48" pallet or anticipating what other equipment New Use Energy Solutions' customers might want to power with their newfound energy independence, the New Use Energy Solutions team is constantly adding to that growing product development wish list.

Some of the products resulting from that process include:

- The SunFreez super-efficient solar powered freezer/ refrigerator
- The SunCanopy which provides shade/ shelter as well as charging SunKits with 3,000 Watts of solar generating capacity
- The QuadFold 360 Watt folding solar array to charge SunKits while still being able to fit on a regular sized (40"x48" pallet) for shipping anywhere.

More products are under development!


New Use Energy Solutions SunFreez With SunKit And QuadFolds


New Use Energy Solutions QuadFold

As solar and battery technologies continue to evolve and become more affordable, we believe the attractiveness of New Use Energy Solutions' solutions will only increase. We innovate quickly and incorporate new technologies as they become viable. We engineer flexibility into our solutions allowing us to use a variety of suppliers to mitigate supply chain issues.

New Use Energy Solutions emphasizes mobility as well as field serviceability to maximize the usable life of our products. Advantages of New Use Energy Solutions' products include **speed** of deployment, **simplicity** of the technology, and **sustainability** of the solution.

Since its founding, New Use Energy Solutions' products have been field-tested in the aftermath of climate disasters in Louisiana, Texas, Puerto Rico, California, Kentucky and other areas where widespread power outages have occurred.

WHY INVEST

We Stand Out in the Crowd

We positioned New Use Energy Solutions to lead our market segment starting with a comprehensive, field-tested lineup of products, and an experienced team.



So Far New Use Energy Solutions....
1 Finished 2021 with more than $600,000 of delivered sales and another $600,000 of backlog sales orders to fulfill in 2022
2 Has developed a full suite of products from small handheld systems to trailers (most of which are at Gen 3 or later in the development cycle)
3 Field tested products with testimonials from emergency managers & professionals in disaster relief & recovery operations (in CA, PR, TX, LA and other places)

**The sales numbers in this graphic are based on unaudited financial data that has yet to be reviewed by our CPA.*

From the beginning, New Use Energy Solutions has been guided by the concept that “we can do better” than the currently-available portable energy options. An increase in climate and infrastructure-driven disasters regularly affects the community’s access to reliable energy and communication, just when they are needed the most.

Our team’s vast experience in both solar energy and disaster recovery has pushed us to take an active part in improving this situation—providing solar energy options for all communities.

Reliable, affordable solar power can and should be available to more people, especially for those without access to the grid whether due to location or predicament. If you believe this too - invest today, and invest in a brighter future for all.

In the Press

SHOW MORE

Meet Our Team



Paul Shmotolokha

CEO & Chairman of the Board

Entrepreneurial, global, high-energy leadership. Consistent record in founding, growing and exiting telecoms and energy businesses. Determined to have New Use Energy Solutions lead its segment in both the human share as well as its market share.



Lee Feliciano

COO & Board Member

Solar industry leader and solar finance expert in the residential, C&I, Community Solar and utility solar PV sectors. Entrepreneurial success in both Startups & Publicly Traded Firms. Unwavering in his mission to make solar more affordable and to reach those who mainstream solar overlooks.



Nate Heegaard

NGO Liaison

Inventor, Entrepreneur and dedicated humanitarian. Nate influences New Use Energy Solutions' product development and plays a key advisory role in marketing and growing New Use Energy Solutions' relationships with NGO's to effectively bridge the for profit to non-profit gulf and grow New Use Energy Solutions' social impact.



Nicholas Rogerson

Board Director

As a global entrepreneur, management consultant at Root Capital and co-founder of the Global Family Initiative in Ethiopia, Nicholas brings to New Use Energy Solutions valuable insight to intersect profit oriented business with social impact, especially in the area of combating climate change and promoting equitable development.



Doug Klein
CFO

Highly skilled at building technology companies from launch through middle-market stages for public and private investors. Brings a strategic mindset as CFO with a broad and deep skill set extending from global manufacturing to distribution and sales. Deploys technology solutions to improve lives around the world.



Eric Youngren
Head of Product Development

Decades of clean energy solutions design experience across the globe in the toughest environments. Off-grid, battery back-up, grid-tied solar, microhydro, wind and generator hybrid energy systems for families, businesses and rural village communities. Solar Entrepreneur and inventor of the Solar Nexus.



Will Heegaard
Special Adviser

A pioneer who established Footprint Project to bring clean energy to help people and communities survive and build back greener after disasters. Assists New Use Energy Solutions in innovating products to meet real needs and demands of first responders and forming the base for long term community resiliency.



AY Young
Special Advisor

AY Young is a producer, singer, songwriter, entertainer, entrepreneur and United Nations Youth Ambassador. While touring the USA, AY learned that over 1 billion people lack access to electricity. So AY began powering concerts using renewable energy, raising awareness about sustainability, and fundraising to bring people electricity. Thus, the Battery Tour was born and has plugged in 17 countries to date.



Roger Heegaard
Board Director

An attorney and entrepreneur, Roger brings extensive experience in building companies, fundraising methods, working effectively with investors and a deep understanding of business strategy. Roger currently serves as President of Enova Illumination Inc, a leading edge provider of battery powered medical illumination devices.



Richard Birt
Special Advisor

After a 30-year career in the fire service and founding Solar And Fire Education (S.A.F.E.) which teaches firefighters how to safely mitigate fires involving solar panels and batteries, Captain Birt is now channeling his energy to bring mobile solar solutions to Fire Departments nationwide and replace their use of portable gasoline generators.



Katie Black
Special Advisor

Katie's solar career spans more than 17 years in sales and business development functions. She is currently the Vice President of Business Development at Signal Energy, an engineering, procurement, and construction leader based out of Chattanooga, TN. Katie is focused on expanding relationships with major IPPs, utilities, and national accounts on project work across the country.

Offering Summary

Company	New Use Energy Solutions, Inc.
Corporate Address	941 S. Park Lane, Tempe, AZ 85281
Offering Minimum	$9,999.05
Offering Maximum	$106,998.39
Minimum Investment Amount (per investor)	$249.55

Terms

Offering Type	Equity
Security Name	Series Seed-3 Preferred Stock
Minimum Number of Shares Offered	6,451
Maximum Number of Shares Offered	69,031
Price per Share	$1.55
Pre-Money Valuation	$16,116,786.85

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses

Early Bird

Friends and Family - First 2 days | 15% bonus shares

Super Early Bird - First 3 days | 10% bonus

Early Bird Bonus - First 10 days | 5% bonus shares

Volume

Tier 1 - $250+

Owners Discount Club: Eligible for 10% off MSRP (maximum discount $500) for any New Use Energy Solutions product.

Tier 2 - $500+

Free New Use Energy Solutions organic cotton t-shirt: NUE Clean Affordable Energy Anytime

Tier 3 - $1,000+ | 2% bonus shares

New Use Energy Solutions makes a $50 donation to Footprint Project; plus,

Free 30 minute Zoom call with a New Use Energy Solutions solar expert to discuss your power preparedness.

Tier 4 - $5,000+ | 5% bonus shares

New Use Energy Solutions makes a $300 donation to Footprint Project; plus,

Free 30 minute Zoom call with a New Use Energy Solutions solar expert to discuss your power preparedness.

Tier 5 - $10,000+ | 10% bonus shares

Gift or donation of PowerPac 830w; plus,

Your choice of a 30-minute Zoom call with a New Use Energy Solutions solar expert to discuss your power preparedness or 30-minute Zoom meeting with New Use Energy Solutions's CEO.

Tier 6 - $25,000+ | 15% bonus shares

Gift or donation of PowerPac 2200 with Quad Fold Panels or a $3,000 donation to Footprint Project; plus,

A 30-minute Zoom call with an expert to discuss your power preparedness; plus,

A 30-minute Zoom call with our CEO.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

New Use Energy Solutions, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series Seed-3 Preferred Stock at $1.55 / share, you will receive 110 shares of Series Seed-3 Preferred Stock, meaning you'll own 110 shares for $155. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment".

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Paul Voice over

Resiliency matters now more than ever.

We're living in a time where natural disasters from climate change and power grid disruptions are becoming a fact of life.

Around the world, when the lights go out, we turn to gas-powered generators for emergency power. But gas-powered generators are noisy, expensive to operate, bad for the environment, and deadly if used incorrectly.

At New Use Energy, we give people the option to generate their own power with our portable solar solutions that can be deployed anywhere at any time.

New Use Energy is unique in that we offer a complete turnkey mobile solar solution. That includes solar panels, lithium batteries, and the rest of the components in a prewired configuration.

We have a wide range of products that have been tested and developed on the ground by first responders and non-profits.

Our SunKit is a rapidly-deployable, field-tested, solar generator, for temporary, or even permanent, use. Its built to last". Each component can be swapped out, upgraded, and serviced in-field reducing costs and e-waste over time.

We're partners with the Footprint project, a non-profit that activates in communities after a crisis providing relief with solutions that meet the demands of rugged operating environments after natural disasters.

Hi I'm Jaime from the footprint project, and we use new use energy products in the field because they are reliable, they are safe, and we can mobilize them quickly to get power to people when and where they need it

We've been working with New Use Energy since Hurricane Ida, when we started deploying solar energy resources to the residents of south Louisiana who lost their houses and their power for weeks on end. Since, with Noveau Electric Records and NUE, we've thrown the Louisiana Sunshine Festival featuring solar music stages. Working with NUE has been essential in our ability to help Louisiana move forward.

The increased demand for portable solar has grown our revenue and bookings over four-fold. In 2021 our sales and backlog have already exceeded 1 million dollars.

The global portable solar market is anticipated to reach 1.7 billion by 2025. New Use Energy hopes to be at the forefront of this booming industry.

Our future is in clean, affordable, resilient power that can be generated anywhere our lives take

us.

Join us as we build new power solutions that

Change people’s lives and the world.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:53 PM 12/09/2021
FILED 03:53 PM 12/09/2021
SR 20214040196 - File Number 7694317

NEW USE ENERGY SOLUTIONS, INC.

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

New Use Energy Solutions, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"), does hereby certify as follows.

1. The name of this corporation is New Use Energy Solutions, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on November 8, 2019.

2. The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3. Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Second Amended and Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. This Second Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Second Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 6th day of December, 2021.

By: [signature]
Paul Shmotolokha, Chief Executive Officer

Exhibit A

NEW USE ENERGY SOLUTIONS, INC.

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I: NAME.

The name of this corporation is New Use Energy Solutions, Inc. (the "***Corporation***").

ARTICLE II: REGISTERED OFFICE.

The address of the corporation's registered office in the State of Delaware is 2140 S. Dupont Highway, City of Camden, County of Kent, Delaware, Zip Code 19934. The name of its registered agent at such address is Paracorp Incorporated.

ARTICLE III: DEFINITIONS.

As used in this Second Amended and Restated Certificate (the "***Restated Certificate***"), the following terms have the meanings set forth below:

"***Board Composition***" means that all directors will be elected by the affirmative vote of a majority of the Common Stock.

"***Original Issue Price***" means (i) $0.85 per share of Series Seed-1 Preferred Stock, (ii) $0.50 per share of Series Seed-2 Preferred Stock, and (iii) $1.55 per share of Series Seed-3 Preferred Stock.

"***Requisite Holders***" means the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis).

ARTICLE IV: PURPOSE.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE V: AUTHORIZED SHARES.

The total number of shares of all classes of stock that the Corporation has authority to issue is (a) 30,000,000 shares of Common Stock, $0.0001 per share and (b) 15,000,000 shares of Preferred Stock, $0.0001 per share. The Preferred Stock shall consist of three series: The (i) first series shall be comprised of 3,870 shares of Preferred Stock and shall be designated "***Series Seed-1 Preferred Stock,***" (i) the second series shall be comprised of 1,000,000 shares of Preferred Stock and shall be designated "***Series Seed-2 Preferred Stock,***" and (iii) the third series shall be comprised of 825,000 shares of Preferred Stock and shall be designated "***Series Seed-3 Preferred Stock***" The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Restated Certificate, all shares of the Preferred Stock of the Corporation are hereby designated "***Series Seed Preferred Stock***".

Upon the filing and effectiveness (the "***Effective Time***") pursuant to the Delaware General Corporation Law of this Restated Certificate, (i) each single (1) share of Preferred Stock issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be exchanged into a single (1) share of Series Seed-1 Preferred Stock.

The Board of Directors is hereby expressly authorized to provide, out of the unissued shares of preferred stock, for one or more series of preferred stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series. The powers, preferences and relative, participating, optional and other special rights of each series of preferred stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

A. COMMON STOCK

The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Common Stock.

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth in this Restated Certificate.

2. Voting.

2.1 Common Stock. The holders of the Common Stock are entitled to one (1) vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). The Preferred Stock shall have not voting rights associated therewith.

2.2 Election of Directors. The holders of record of the Company's capital stock are entitled to elect directors as described in the Board Composition. Any director elected as provided in the preceding sentence may be removed without cause by the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect the director or directors, given either at a special meeting of the stockholders duly called for that purpose or pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect the director constitutes a quorum for the purpose of electing the director.

2.3 Change in Number of Shares of Common Stock. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law.

B. PREFERRED STOCK

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article V refer to sections of this Part B.

1. Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales.

1.1 Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3 Deemed Liquidation Events.

1.3.1 Definition. Each of the following events is a "***Deemed Liquidation Event***" unless the Requisite Holders elect otherwise by written notice received by the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or

(2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2 Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

2. Voting. The Preferred Stock shall have no voting rights except as expressly set forth herein.

3. Conversion. The holders of the Preferred Stock have the following conversion rights (the "***Conversion Rights***"):

3.1 Right to Convert.

3.1.1 Conversion Ratio. Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price for that series of Preferred Stock in effect at the time of conversion. The "***Conversion Price***" for each series of Preferred Stock means the Original Issue Price for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided in this Restated Certificate.

3.1.2 Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event herein, in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of

business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2 Fractional Shares. No fractional shares of Common Stock will be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3 Mechanics of Conversion.

3.3.1 Notice of Conversion. To voluntarily convert shares of Preferred Stock into shares of Common Stock, a holder of Preferred Stock shall surrender the certificate or certificates for the shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of the Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "***Contingency Event***"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "***Conversion Time***"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon the conversion in accordance with the provisions of this Restated Certificate and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2 Reservation of Shares. For the purpose of effecting the conversion of the Preferred Stock, the Corporation shall at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, , that number of its duly authorized shares of Common Stock as may from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock is not be sufficient to effect the conversion of all then-

outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then-par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation shall take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

3.3.3 Effect of Conversion. All shares of Preferred Stock that shall have been surrendered for conversion as provided in this Restated Certificate shall no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.4 No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Common Stock delivered upon conversion.

3.4 Adjustment for Stock Splits and Combinations. If the Corporation at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "***Original Issue Date***" for such series of Preferred Stock) effects a subdivision of the outstanding Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of that series will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock combines the outstanding shares of Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before the combination will be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

3.5 Adjustment for Certain Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or,

in the event a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of the issuance or the close of business on the record date, and

(b) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has have been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of the event.

3.6 Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation shall make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of the series of Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.7 Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock the Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

3.8 Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if any consolidation or merger occurs involving the Corporation in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or

other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, the Corporation shall provide that each share of such series of Preferred Stock will thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation shall make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Restated Certificate and furnish to each holder of such series of Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Preferred Stock.

3.10 Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "***Mandatory Conversion Time***"), (i) all outstanding shares of Preferred Stock will automatically convert into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.11 Procedural Requirements. The Corporation shall notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Restated Certificate, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Preferred Stock shall surrender such holder's certificate or certificates for all such shares

(or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4. Dividends. The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

6. Waiver. Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

7. Notice of Record Date. In the event:

(a) the Corporation takes a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or

to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation shall send or cause to be sent to the holders of the Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. The Corporation shall send the notice at least 20 days before the earlier of the record date or effective date for the event specified in the notice.

8. **Notices.** Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.

ARTICLE VI: PREEMPTIVE RIGHTS.

No stockholder of the Corporation has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

ARTICLE VII: STOCK REPURCHASES.

In accordance with Section 500 of the California Corporations Code, a distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (i) repurchases of Common Stock issued to or held by employees, officers, directors, or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of Common Stock or Preferred Stock in connection with the settlement of disputes with any stockholder, or (iv) any other repurchase or

redemption of Common Stock or Preferred Stock approved by the holders of Preferred Stock of the Corporation.

ARTICLE VIII: BYLAW PROVISIONS.

A. AMENDMENT OF BYLAWS. Subject to any additional vote required by this Restated Certificate or bylaws of the Corporation (the "***Bylaws***"), in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

B. NUMBER OF DIRECTORS. Subject to any additional vote required by this Restated Certificate, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

C. BALLOT. Elections of directors need not be by written ballot unless the Bylaws so provide.

D. MEETINGS AND BOOKS. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

ARTICLE IX: DIRECTOR LIABILITY.

A. LIMITATION. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article IX by the stockholders will not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

B. INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C. MODIFICATION. Any amendment, repeal, or modification of the foregoing provisions of this Article IX will not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE X: CORPORATE OPPORTUNITIES.

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. "***Excluded Opportunity***" means any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (a "***Covered Person***"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

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